                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                   Form 11-K




           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1995

                         Commission file number 1-7585




                      The Newhall Land and Farming Company
                             Employee Savings Plan




                      The Newhall Land and Farming Company
                       (A California Limited Partnership)
                            23823 Valencia Boulevard
                              Valencia, CA  91355

                              REQUIRED INFORMATION

Statements of Net Assets Available for Plan Benefits as of December 31, 1995 and 1994, Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the two-year period ended December 31, 1995, Notes to Financial Statements, Schedule of Assets Held for Investment as of December 31, 1995, together with the Report and Consent of Independent Auditors, are attached and filed herewith.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, Newhall Management Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                            The Newhall Land and Farming Company
                                                           Employee Savings Plan


June 26, 1996                          / S / Thomas H. Almas
                                       -----------------------------------
                                       Newhall Management Corporation, Trustee
                                       By:  Thomas H. Almas, Secretary

                      THE NEWHALL LAND AND FARMING COMPANY
                             EMPLOYEE SAVINGS PLAN
                  Index to Financial Statements and Schedules


                                                                                                     Page
Independent Auditors' Report                                                                           1

Statement of Net Assets Available for Plan Benefits with Fund Information -
    December 31, 1995                                                                                  2

Statement of Net Assets Available for Plan Benefits with Fund Information -
    December 31, 1994                                                                                  3

Statement of Changes in Net Assets Available for Plan Benefits with Fund Information
    - year ended December 31, 1995                                                                     4

Statement of Changes in Net Assets Available for Plan Benefits with Fund Information
    - year ended December 31, 1994                                                                     5

Notes to Financial Statements                                                                          6

Schedule

Line 27a - Schedule of Assets Held for Investment - December 31, 1995

Other schedules are omitted as they are not applicable or not required by Department of Labor Regulations.

                          INDEPENDENT AUDITORS' REPORT

The Compensation Committee of the
  Board of Directors of Newhall Management
  Corporation:

We have audited the accompanying statements of net assets available for Plan benefits with fund information of The Newhall Land and Farming Company Employee Savings Plan as of December 31, 1995 and 1994 and the related statements of changes in net assets available for Plan benefits with Fund Information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of The Newhall Land and Farming Company Employee Savings Plan as of December 31, 1995 and 1994 and the changes in those net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The fund information in the statements of net assets available for Plan benefits and the statements of changes in net assets available for Plan benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



April 22, 1996                          / S / KPMG Peat Marwick LLP

                      THE NEWHALL LAND AND FARMING COMPANY
                             EMPLOYEE SAVINGS PLAN

   Statement of Net Assets Available for Plan Benefits with Fund Information

                               December 31, 1995



                                                         PARTNERSHIP      BALANCED
                                        FIXED INCOME     DEPOSITARY      INVESTMENT     EQUITY INDEX     PARTICIPANT
                    ASSETS                  FUND          UNIT FUND         FUND            FUND            LOANS          TOTAL
                                        ------------     -----------     -----------    ------------     -----------     ----------
Cash                                      $       --       $  17,776        $     --      $       --       $      --     $   17,776

Investments                                3,950,255         117,052         744,653       4,038,954              --      8,850,914

Loans to participants                             --              --              --              --         602,836        602,836

                                          ----------       ---------        --------      ----------       ---------     ----------
    Total assets                           3,950,255         134,828         744,653       4,038,954         602,836      9,471,526

                  LIABILITIES

Reimbursements due to Plan sponsor           (28,740)             --              --              --              --        (28,740)
                                          ----------       ---------        --------      ----------       ---------     ----------
    Net assets available for Plan
      benefits                            $3,921,515       $ 134,828        $744,653      $4,038,954       $ 602,836     $9,442,786
                                          ==========       =========        ========      ==========       =========     ==========



See accompanying notes to financial statements.

                      THE NEWHALL LAND AND FARMING COMPANY
                             EMPLOYEE SAVINGS PLAN

   Statement of Net Assets Available for Plan Benefits with Fund Information

                               December 31, 1994



                                                        PARTNERSHIP      BALANCED
                                       FIXED INCOME     DEPOSITARY      INVESTMENT     EQUITY INDEX     PARTICIPANT
                    ASSETS                 FUND          UNIT FUND         FUND            FUND            LOANS           TOTAL
                                       ------------     -----------     -----------    ------------     ------------     ----------
Cash                                     $       --         $37,552        $     --      $       --        $     --      $   37,552

Investments                               3,449,305          30,907         523,523       2,665,238              --       6,668,973

Loans to participants                            --              --              --              --         554,067         554,067
                                         ----------         -------        --------      ----------        --------      ----------
    Total assets                          3,449,305          68,459         523,523       2,665,238         554,067       7,260,592

                  LIABILITIES

Reimbursements due to Plan sponsor          (23,749)             --              --              --              --         (23,749)
                                         ----------         -------        --------      ----------        --------      ----------
    Net assets available for Plan
      benefits                           $3,425,556         $68,459        $523,523      $2,665,238        $554,067      $7,236,843
                                         ==========         =======        ========      ==========        ========      ==========


See accompanying notes to financial statements.

                      THE NEWHALL LAND AND FARMING COMPANY
                             EMPLOYEE SAVINGS PLAN

   Statement of Changes in Net Assets Available for Plan Benefits with Fund
                                  Information

                          Year ended December 31, 1995



                                                         PARTNERSHIP      BALANCED
                                        FIXED INCOME     DEPOSITARY      INVESTMENT     EQUITY INDEX     PARTICIPANT
                                            FUND          UNIT FUND         FUND            FUND            LOANS           TOTAL
                                        ------------     -----------     ----------     -------------    ------------   ----------
Dividend and interest income              $274,785        $    895        $     23      $       70        $ 41,893      $  317,666
Realized losses                                 --              --          (1,155)       (311,744)             --        (312,899)
Unrealized gains (losses)                   (7,059)         22,984         152,630       1,360,454              --       1,529,009
                                         ---------        --------        --------      ----------        --------      ----------
                                           267,726          23,879         151,498       1,048,780          41,893       1,533,776
                                         ---------        --------        --------      ----------        --------      ----------
Contributions:
  From participants                        226,284          14,838          57,765         212,795              --         511,682
  From the Company                         109,540           7,025          27,712          93,276              --         237,553
                                         ---------        --------        --------      ----------        --------      ----------
                                           335,824          21,863          85,477         306,071              --         749,235
                                         ---------        --------        --------      ----------        --------      ----------

Interfund transfers                        (67,658)         20,627          (1,430)         41,585           6,876              --

Participant withdrawals                    (39,933)             --         (14,415)        (22,720)             --         (77,068)
                                         ---------        --------        --------      ----------        --------      ----------
    Increase in net
      assets                               495,959          66,369         221,130       1,373,716          48,769       2,205,943


Net assets available for Plan benefits:
  Beginning of year                       3,425,556         68,459         523,523       2,665,238         554,067       7,236,843
                                         ----------       --------        --------      ----------        --------      ----------
  End of year                            $3,921,515       $134,828        $744,653      $4,038,954        $602,836      $9,442,786
                                         ==========       ========        ========      ==========        ========      ==========



See accompanying notes to financial statements.

                      THE NEWHALL LAND AND FARMING COMPANY
                             EMPLOYEE SAVINGS PLAN

   Statement of Changes in Net Assets Available for Plan Benefits with Fund
                                  Information

                          Year ended December 31, 1994




                                                        PARTNERSHIP    BALANCED
                                         FIXED INCOME   DEPOSITARY    INVESTMENT     EQUITY INDEX    PARTICIPANT
                                             FUND        UNIT FUND       FUND            FUND           LOANS          TOTAL
                                         ------------    ---------    ----------     ------------    -----------    ----------
Dividend and interest income              $  275,295     $   451       $     17        $      85       $ 41,891     $  317,739
Realized gains                                    --          --             --            3,431             --          3,431
Unrealized gains                                  --          --          9,652           27,966             --         37,618
                                          ----------     -------       --------        ---------       --------     ----------
                                             275,295         451          9,669           31,482         41,891        358,788
                                          ----------     -------       --------        ---------       --------     ----------
Contributions:
    From participants                        230,067      14,370         33,258          172,045             --        449,740
    From the Company                         121,040       4,470         15,996           90,873             --        232,379
                                          ----------     -------       --------        ---------       --------     ----------
                                             351,107      18,840         49,254          262,918             --        682,119
                                          ----------     -------       --------        ---------       --------     ----------
Interfund transfers                         (389,677)     49,168        468,591          (20,108)      (107,974)            --

Participant withdrawals                     (636,979)         --         (3,991)        (144,697)            --       (785,667)
                                          ----------     -------       --------        ---------       --------     ----------
        Increase (decrease) in net
        assets                              (400,254)     68,459        523,523          129,595        (66,083)       255,240


Net assets available for Plan benefits:
    Beginning of year                      3,825,810          --             --        2,535,643        620,150      6,981,603
                                          ----------     -------       --------        ---------       --------     ----------
    End of year                           $3,425,556     $68,459       $523,523       $2,665,238       $554,067     $7,236,843
                                          ==========     =======       ========       ==========       ========     ==========



See accompanying notes to financial statements.

                      THE NEWHALL LAND AND FARMING COMPANY
                             EMPLOYEE SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1995 and 1994

(1)   DESCRIPTION OF THE PLAN

      The Newhall Land and Farming Company Employee Savings Plan (the Plan) is a deferred salary reduction plan under the Internal Revenue Code of 1986 (the Code) Section 401(k) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan permits eligible employees of The Newhall Land and Farming Company and subsidiaries (the Company) to contribute up to 6% of their compensation plus an additional $2,000 for a total not to exceed $9,240 in 1995 and 1994 into one or more of four investment funds. Employee contributions reduce an employee's currently taxable compensation and, therefore, are not subject to income taxes until the amounts are withdrawn from the Plan. An employee must complete one year of service and reach age 19 to become eligible to participate.

      For employee contributions of up to 6% of compensation, the Company may contribute an amount ranging from 25% to 75% of the employee's contribution depending upon the employee's length of service with the Company. Company contributions may be suspended if Company net income is less than 5% of the capital of the Company's partners or for other reasons deemed appropriate by the Company's Board of Directors.

      Participants select the investment funds in which their contributions are to be invested. The investment funds include the Fixed Income Fund and the Equity Index Fund and, pursuant to a Plan amendment in March 1994, the Partnership Depositary Unit Fund and the Balanced Investment Fund. Company contributions, when made, are invested proportionately in the same funds as the employee contributions.

      Total employees participating in each investment option as of December 31, 1995 and 1994 are as follows:

                                                                                     1995                1994
                                                                                     ----                -----
                             Fixed Income Fund                                         194                 181
                             Partnership Depositary Unit Fund                           22                  14
                             Equity Index Fund                                         132                 113
                             Balanced Investment Fund                                   51                  37
                                                                                     ====                =====





      Employee and matching employer contributions to the Plan and income earned thereon are fully vested.

      Normal distributions are made in full upon (1) retirement, (2) total and permanent disability, (3) death or (4) termination of employment. Participants showing hardship may withdraw part or all of their contributions and accumulated earnings or losses, limited to earnings and losses incurred prior to January 1, 1990, at the end of a calendar quarter. An employee who withdraws any amount of his contribution account is not permitted to resume participation for six months.
      Employer contributions and the related accumulated earnings may be withdrawn only upon one of the four above-listed occurrences. Distributions and withdrawals are made in cash.

      Effective October 1989, the Board of Directors amended the savings plan to permit loans to Plan participants, secured by the borrowing participant's interest in the Plan, on such nondiscriminatory terms and conditions as the Plan's administrative committee shall determine, provided, however,

                      THE NEWHALL LAND AND FARMING COMPANY
                             EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements, Continued


      that such loans comply with applicable requirements of ERISA and the Code (including such restrictions as are necessary to prevent loans from being treated as distributions under Section 72(p) of the Code). The loans are treated as an earmarked investment of the participants with interest repayments credited proportionately to the investment funds originally liquidated to provide the principal.

      Effective November 1991, the Plan was amended to permit qualified rollover contributions from other qualified plans.

      In the event of Plan termination, all payments will be made as soon as practicable from the assets of the Plan based on the amount in each participant's individual and employer contribution accounts.

      Newhall Management Corporation is sole trustee for the Plan.

      Participants should refer to the Plan document or summary Plan description for a more complete description of the Plan's provisions.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND PRACTICES

      BASIS OF ACCOUNTING

      The financial statements for the Plan are prepared on an accrual basis, primarily from data submitted to the Plan administrator by the companies that function as investment managers: Connecticut General Life Insurance Company (CIGNA), Newhall Depositary Company and Wells Fargo Bank.

      INVESTMENTS

      All investment income is allocated to individual participant accounts. The Fixed Income Fund, held by CIGNA, represents a deposit with an insurance company and is stated at contract value, which represents contributions and income earned, less distributions and expenses charged. The Partnership Depositary Unit Fund is invested in partnership units in the Company. The Equity Index Fund, held by Wells Fargo Bank, is a collective trust invested primarily in the common stocks that comprise
      the Standard & Poor's 500 Index.    The Balanced Investment Fund, held by
      Wells Fargo Bank, is a collective trust invested primarily in common stocks that comprise the Standard & Poor's 500 Index and in U.S. Treasury Bonds. The Plan shares in the investment gains and losses of the securities underlying the Equity Index Fund, the Partnership Depositary Unit Fund and the Balanced Investment Fund which are stated at fair value based on quoted market prices.

      Loans to participants are stated at cost, which approximates fair value.

      CONTRIBUTION POLICY

      Contributions by employees are voluntary and are determined as a specified percentage of base compensation plus overtime, excluding that portion of compensation imputed for tax purposes as a result of fringe benefits and other similar forms of compensation.

      PLAN EXPENSES

      Expenses incurred in the administration of the Plan are borne by the Company.

                      THE NEWHALL LAND AND FARMING COMPANY
                             EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements, Continued


      MANAGEMENT ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities and the amount of any contingent assets or liabilities disclosed in the financial statements. Actual results could differ from estimates made.

      RECLASSIFICATIONS

      Certain prior year amounts have been reclassified to conform with the current year presentation.

(3)   FEDERAL TAXES

      The Company received a favorable determination letter from the Internal Revenue Service in September 1995 which stated that the Plan, as then designed, including certain proposed amendments, is in compliance with applicable requirements of the Internal Revenue Code. The proposed amendments were adopted by the Plan subsequent to receipt of the determination letter.

(4)   COMMITMENTS

      Included in net assets available for Plan benefits in the accompanying financial statements as of December 31, 1995 and 1994 are amounts totaling $130,220 and $178,956, respectively, allocated to accounts of persons who have requested withdrawal of their accounts from the Plan.

(5)   INVESTMENTS REPRESENTING FIVE PERCENT OR MORE OF NET ASSETS

      The fair value of investments representing 5% or more of the Plan's net assets as of December 31, 1995 and 1994 are:

                                                                                      1995                1994
                                                                                -------------       --------------
                          Wells Fargo Bank S&P 500 Stock Fund                   $   4,038,954       $    2,665,238
                          CIGNA Guaranteed Deposit Account                          3,950,255            3,449,305
                          Wells Fargo Bank Asset Allocation Fund                      744,653              523,523
                          Participant Loans                                           602,836              554,067
                                                                                =============       ==============

                                    Schedule
                      THE NEWHALL LAND AND FARMING COMPANY
                             EMPLOYEE SAVINGS PLAN

               Line 27a - Schedule of Assets Held for Investment

                               December 31, 1995

                     IDENTITY OF ISSUER, BORROWER,             DESCRIPTION OF
                        LESSOR OR SIMILAR PARTY                   INVESTMENT                   COST           CURRENT VALUE
                     -----------------------------       ---------------------------        ----------        -------------
                   Wells Fargo Money Market              Money market shares, $1 par        $   17,776          $   17,776

                   Connecticut General Life
                      Insurance Company (CIGNA)
                                                         Guaranteed Deposit Account          3,950,255           3,950,255

                   The Newhall Land and Farming
                      Company *                          Partnership Units                      94,146             117,052

                   Wells Fargo Bank                      Equity Index Fund                   2,679,134           4,038,954

                   Wells Fargo Bank                      Balanced Investment Fund              592,022             744,653

                   Loans to Plan participants *          Notes secured by vested interest
                                                            (95 total loans with interest
                                                            rates ranging from 7.32% to
                                                            11.06%)                            602,836             602,836
                                                                                            ----------          ----------
                                                                                            $7,936,169          $9,471,526
                                                                                            ==========          ==========

                   *  Party-in-interest

                   See accompanying independent auditors' report.

                         INDEPENDENT AUDITORS' CONSENT




We consent to the incorporation by reference in the Registration statement no. 33-53769 on Form S-8 of our report dated April 22, 1996 relating to the financial statements of The Newhall Land and Farming Company Employee Savings Plan as of and for the years ended December 31, 1995 and 1994, which report is included in this Annual Report on Form 11-K.

Our report dated April 22, 1996 contains a paragraph which states that our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The fund information in the statements of net assets available for Plan benefits and the statements of changes in net assets available for Plan benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




Los Angeles, California                / S / KPMG Peat Marwick LLP
June 26, 1996